UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
NO ACT
P.E 12-19-02
1-11299

03006075

January 27, 2003

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 1-27-2003

Christopher T. Screen
Assistant Secretary
Entergy Corporation
P.O. Box 61000
New Orleans, LA 70161

Re: Entergy Corporation
Incoming letter dated December 19, 2002

Dear Mr. Screen:

This is in response to your letters dated December 19, 2002 and January 13, 2003 concerning the shareholder proposal submitted to Entergy by Dennis P. Pennino. We also have received a letter from the proponent dated January 2, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Dennis P. Pennino
25 Rockledge Avenue, Unit 712E
White Plains, NY 10601

CRGH

Entergy

Entergy Corporation
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4212
Fax 504 576 4150

Christopher T. Screen
Assistant Secretary
cscreen@entergy.com

December 19, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Entergy Corporation Exclusion From
Proxy Materials of Shareholder Proposal
Submitted by Dennis Pennino

Ladies and Gentlemen:

On behalf of Entergy Corporation (the "Company"), I am enclosing a proposal ("Proposal") submitted by a stockholder for inclusion in the Company's proxy materials for its 2003 annual meeting of stockholders. The Company intends to omit the Proposal from its proxy materials and requests that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Annual Meeting proxy statement for reasons set forth below. The Company believes that the proposal may be excluded from its proxy materials under Rule 14a-8(i) (7), as relating to the Company's ordinary business operations.

The proposal, submitted by Dennis Pennino, requests that the Company's shareholders approve the creation by the Company of an "Employee Stock Investment Plan." Between 1994 and 1999, the Company had a stock-based benefit plan for the general workforce also entitled "Employee Stock Investment Plan." The proponent apparently recommends the resumption of this type of plan. The proposal enumerates in some detail the specific provisions to be contained in the plan:

"Proposal:

It is requested that Entergy Corporation common stock shareholders approve resumption of the ESIP.

The ESIP shall provide that all eligible full-time employees of Entergy may voluntarily purchase Common Stock on a quarterly basis. The stock price would be determined by using the lower of 85% of the average of the high and low sales price for such shares on either the first business day of the prior quarter, or the last business day of the prior quarter on which the

shares are traded on the NYSE. The Entergy Board of Directors may authorize purchases at levels below 85% of the aforementioned price level without prior shareowner approval.

Employee voluntary contributions may be made in one or more of the following ways:

1. A percentage of pay, up to 20 percent, through payroll deductions;

2. A flat dollar amount through payroll deductions (minimum $10 per pay);

3. A lump sum contribution.

In each purchase period, the total payments to purchase shares cannot exceed 20% of the employee's base pay at the beginning of such period. The fair market value of all shares purchased during any calendar year shall not exceed $25,000. In addition, purchases may not be made if the transaction would cause the employee to own 5.0% or more of the total combined voting power or value of all ETR common stock shares.

Employees may sell any or all of their shares acquired at a price based on the weighted average of all shares sold by the Plan Administration during a given selling period, adjusted to exclude brokerage commissions.

The Board of Directors shall not have the right, without shareholder approval, to suspend, terminate, or modify the ESIP, except as herein permitted.

The proceeds received by Entergy from ESIP purchases shall be used for general corporate purposes, or for the purchase of shares on the open market on behalf of a participant."

As previously indicated, the Board of Directors of the Company initiated a very similar benefit plan, also called the Employee Stock Investment Plan, in 1994. The Company's Employee Stock Investment Plan allowed full time employees of the Company the opportunity to annually purchase at a discount a certain volume of common stock of the Company. After due consideration of the benefits and drawbacks of this plan, the Company's Board of Directors decided to discontinue the plan after the 1999 plan year.

The Company believes that decisions relating to the establishment of compensation and benefit plans applicable to the Company's general workforce fall squarely within the scope of the Company's ordinary business operations. The Staff has

expressed the same view on numerous occasions. In The Walt Disney Company (October 26, 1999), the Staff ruled that the creation of an employee stock ownership plan for all employees was excludable under Rule 14a-8(i) (7). Similarly, in The Boeing Company (December 2, 1992), the Staff agreed that a proposal calling for the adoption of an employee stock ownership plan for all of the registrant's employees was properly excludable under Rule 14a-8(c)(7) [the predecessor to the current Rule 14a-8(i) (7)] as dealing with a matter relating to the conduct of the ordinary business operations of the registrant (i.e., general compensation issues). To the same effect is CSX Transportation (February 13, 1992), also concerning a proposal to establish an employee stock ownership plan, and GTE Corporation (January 15, 1997), involving proposal that the registrant offer an employee stock purchase plan on a yearly basis to the maximum extent allowable.

All of these decisions are consistent with the underlying principle reflected in Release No. 34-40018 (May 21, 1998), pursuant to which Rule 14a-8 was amended to its present form. In that release, the Staff noted that the purpose of the "ordinary business" exemption is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." This is particularly the case, in the Company's judgment, with respect to matters such as the implementation of a stock-based plan for the general employee population, which plan has complex tax, benefit and compensation implications that shareholders, as a group, are not best equipped to evaluate on an informed basis.

The Company recognizes the July 12, 2002 Staff Legal Bulletin concerning a change in policy regarding proposals that relate to shareholder approval of equity compensation plans. The Company believes that the July 12 Staff Legal Bulletin is not applicable to the Proposal because: 1) the proposed plan is open to the general employee population and is not limited to senior executive officers of the Company and 2) the proposal does not relate to the "significant social policy issue" of whether shareholders should be granted an opportunity to approve certain types of equity compensation plans, rather it seeks simply to establish a specific, detailed compensation plan for the general workforce. Such a proposal is not encompassed in the July 12 Staff Legal Bulletin.

Based upon the foregoing, the Company respectfully requests the advice of the Staff that it will not recommend enforcement action if the Company omits the proposal from the proxy materials for its 2003 annual meeting.

As required by Rule 14a-8(j), I am enclosing six copies of this letter, a copy of which is being forwarded concurrently to the proponent.

If you have any questions regarding this mater or as soon as a staff response is available, would you kindly call the undersigned at (504) 576-4212.

Sincerely,

Christopher T. Screen

CTS/slc
Enclosure

October 23, 2002

Entergy Corporation
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161

Subject: **STOCKHOLDER PROPOSAL FOR ENTERGY CORPORATION 2003 ANNUAL MEETING: RESUMPTION OF EMPLOYEE STOCK INVESTMENT PLAN (ESIP)**

Gentlemen:

In accordance with 17CFR240.14a-8, attached is my stockholder proposal for inclusion in the 2003 Entergy annual meeting proxy statement.

I currently own 137.823 shares of ETR common stock in my Entergy sponsored 401(k) retirement plan account, which is administered by T. Rowe Price. At an intra-day trading price of $41.31 on October 23, 2002, my current ETR holdings total $5,693.47. I initially acquired my shares of ETR during the 2000 calendar year and they have been held in this account continuously since. I acquire additional shares through dividend reinvestment and through future purchases. I intend to hold all currently owned shares at least through the 2003 Entergy Annual Meeting of Stockholders.

The attached proposal consists of less than 500 words total. All requirements of 17CFR240.14a-8 have been satisfied. I plan on attending the 2003 annual meeting to present this proposal.

If you have any questions, I may be reached at (914) 272-3526 during normal business hours.

Sincerely,

D.P. Pennino

Dennis P. Pennino
25 Rockledge Avenue, Unit 712E
White Plains, NY 10601 U.S.A.
(914) 681-0949

STOCKHOLDER PROPOSAL FOR
ENTERGY CORPORATION 2003 ANNUAL MEETING

PROPOSAL x. **RESUMPTION OF EMPLOYEE STOCK INVESTMENT PLAN (ESIP)**

Background:

The Employee Stock Investment Plan (ESIP) was last authorized through the 1999 plan year and has not been renewed since. The ESIP was designed to encourage ownership of ETR common stock by eligible employees by providing an opportunity for convenient and systematic employee stock acquisitions.

Employees could choose each year to have up to 10% of their regular annual salary withheld to purchase Entergy's common stock at a purchase price equal to 85% of the market value.

Entergy currently reissues treasury shares to meet the requirements of the Directors' Plan, the Equity Ownership and Awards Plans, and other stock benefit plans. These plans grant stock, stock options, equity awards, and incentive awards to certain "key" employees only.

The vast majority of Entergy "rank and file" employees are not eligible for participation in any of the aforementioned plans. As such, the majority of company employees are not company "owners", and may not have the same interests as those of shareholders.

The ESIP closely ties the interests of participating employees to those of Entergy shareholders and provides incentives to employees through the use of equity means.

Proposal:

It is requested that Entergy Corporation common stock shareholders approve resumption of the ESIP.

The ESIP shall provide that all eligible full-time employees of Entergy may voluntarily purchase Common Stock on a quarterly basis. The stock price would be determined by using the lower of 85% of the average of the high and low sales price for such shares on either the first business day of the prior quarter, or the last business day of the prior quarter on which the shares are traded on the NYSE. The Entergy Board of Directors may authorize purchases at levels below 85% of the aforementioned price level without prior shareowner approval.

Employee voluntary contributions may be made in one or more of the following ways:

1. A percentage of pay, up to 20 percent, through payroll deductions;

2. A flat dollar amount through payroll deductions (minimum $10 per pay);

STOCKHOLDER PROPOSAL FOR ENTERGY CORPORATION 2003 ANNUAL MEETING

3. A lump sum contribution.

In each purchase period, the total payments to purchase shares cannot exceed 20% of the employee's base pay at the beginning of such period. The fair market value of all shares purchased during any calendar year shall not exceed $25,000. In addition, purchases may not be made if the transaction would cause the employee to own 5.0% or more of the total combined voting power or value of all ETR common stock shares.

Employees may sell any or all of their shares acquired at a price based on the weighted average of all shares sold by the Plan Administrator during a given selling period, adjusted to exclude brokerage commissions.

The Board of Directors shall not have the right, without shareholder approval, to suspend, terminate, or modify the ESIP, except as herein permitted.

The proceeds received by Entergy from ESIP purchases shall be used for general corporate purposes, or for the purchase of shares on the open market on behalf of a participant.

RECEIVED
2003 JAN 13 PM 4:58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 2, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: **Entergy Corporation Exclusion From 2003 Proxy Materials of Shareholder Proposal Submitted By Dennis Pennino**

References: (1) Stockholder Proposal for Entergy Corporation 2003 Annual Meeting: Resumption of Employee Stock Investment Plan (ESIP), dated October 23, 2002

(2) Entergy Corporation letter to the SEC, dated December 19, 2002

Gentlemen:

In accordance with 17CFR240.14a-8(k), the following is my statement to the Commission in response to Entergy Corporation's decision to exclude my stockholder proposal (Ref. (1)) from the 2003 Entergy annual meeting proxy statement. Entergy's request for exclusion to the SEC is contained in Ref. (2). Both references are attached to this letter.

As stated in my Ref. (1) proposal, companies offer Employee Stock Purchase Plans to employees to allow them the opportunity to share in the success of the firm. A stock purchase plan enables employees to purchase their company's common stock at a discount from the market price.

I disagree with Entergy's exclusion argument in Ref. (2) in which Entergy invokes Rule 14a-8(i)(7): "*....decisions relating to the establishment of compensation and benefit plans applicable to the Company's work force fall squarely within the scope of the Company's ordinary business operations*". While this reasoning is generally true, it does not apply to the Ref. (1) stockholder proposal for the following reason. The intent of the proposed Employee Stock Investment Plan is for an employee benefit plan that meets the requirements of Section 423 of the Internal Revenue Tax Code of 1986, as amended, i.e., a "Qualified Employee Stock Purchase Plan" (under Title 26, Subtitle A, Chapter 1, Subchapter D, Part II, Sec. 423).

A qualified 423 employee stock purchase plan allows employees under U.S. tax law to purchase stock at a discount from fair market value without any taxes owed on the discount at the time of purchase. A holding period is required for the purchased stock in order to receive favorable long-term capital gains tax treatment when the shares are sold. A non-qualified employee stock purchase plan usually works like and is structured like a qualified 423 plan, but does not have preferred tax treatment for employees.

The intent of the Ref. (1) shareholder proposal is for a Section 423 qualified plan to be established. *In accordance with IRS Section 423, a qualified purchase plan must be approved by the stockholders of the granting corporation within 12 months before or after the date such plan is adopted by the board of*

directors [(423(b)(2)]. A non-Section 423 Employee Stock Purchase Plan (which is not the subject of the proposal) would be a simple payroll deduction plan that allows employees to purchase company stock, sometimes at a discount. For a non-Section 423 plan, there is no special tax treatment of any proceeds, the plan is not necessarily available to all employees, and the plan does not need shareholder approval. A non-Section 423 plan would fall under "normal business operations" and not need be included in the annual proxy statement for shareholder approval.

Please note that a recent annual proxy statement of the KeySpan Corporation (NYSE: KSE) included a similar *Employee Discount Stock Purchase Plan* as a shareholder proposal. The KeySpan Board of Directors unanimously recommended a vote FOR that proposal. Other examples where annual proxies include similar employee stock purchase proposals abound, so it is clear that establishment of such plans is beyond "ordinary business operations". Entergy's arguments that "....it is impracticable for shareholders to decide how to solve such problems an annual shareholders meeting.....", and "....shareholders, as a group, are not best equipped to evaluate on an informed basis...." are non-relevant considering the requirements of IRS Section 423.

This letter respectfully requests that the SEC Staff disapprove Entergy's request for exclusion of the Ref. (1) shareholder proposal from their 2003 proxy on the basis that establishment of a stock purchase plan is beyond "ordinary business" because under IRS Section 423 shareholder approval is required for such a plan to be established. If necessary for clarification purposes, the title of my proposal can be changed to: *Resumption of Entergy Employee Stock Investment Plan (ESIP) Under IRS Section 423.*

Enclosed are six (6) paper copies of this request in accordance with Reg. §240.14a-8(k). A copy is also forwarded concurrently to Entergy. The Ref. (1) proposal was originally submitted to Entergy at its corporate offices before Entergy's November 27, 2002 deadline for inclusion in the 2003 proxy statement.

Thank you in advance for consideration of my request. I look forward to a favorable decision by the SEC.

Sincerely,

D.P. Pennino

Dennis P. Pennino
25 Rockledge Avenue, Unit 712E
White Plains, NY 10601 U.S.A.
(914) 681-0949

DPP

Attachments

xc: Christopher T. Screen – Entergy Corporation w/attach.

October 23, 2002

Entergy Corporation
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161

Subject: **STOCKHOLDER PROPOSAL FOR ENTERGY CORPORATION 2003 ANNUAL MEETING: RESUMPTION OF EMPLOYEE STOCK INVESTMENT PLAN (ESIP)**

Gentlemen:

In accordance with 17CFR240.14a-8, attached is my stockholder proposal for inclusion in the 2003 Entergy annual meeting proxy statement.

I currently own 137.823 shares of ETR common stock in my Entergy sponsored 401(k) retirement plan account, which is administered by T. Rowe Price. At an intra-day trading price of $41.31 on October 23, 2002, my current ETR holdings total $5,693.47. I initially acquired my shares of ETR during the 2000 calendar year and they have been held in this account continuously since. I acquire additional shares through dividend reinvestment and through future purchases. I intend to hold all currently owned shares at least through the 2003 Entergy Annual Meeting of Stockholders.

The attached proposal consists of less than 500 words total. All requirements of 17CFR240.14a-8 have been satisfied. I plan on attending the 2003 annual meeting to present this proposal.

If you have any questions, I may be reached at (914) 272-3526 during normal business hours.

Sincerely,

D.P. Pennino

Dennis P. Pennino
25 Rockledge Avenue, Unit 712E
White Plains, NY 10601 U.S.A.
(914) 681-0949

STOCKHOLDER PROPOSAL FOR ENTERGY CORPORATION 2003 ANNUAL MEETING

PROPOSAL x. **RESUMPTION OF EMPLOYEE STOCK INVESTMENT PLAN (ESIP)**

Background:

The Employee Stock Investment Plan (ESIP) was last authorized through the 1999 plan year and has not been renewed since. The ESIP was designed to encourage ownership of ETR common stock by eligible employees by providing an opportunity for convenient and systematic employee stock acquisitions.

Employees could choose each year to have up to 10% of their regular annual salary withheld to purchase Entergy's common stock at a purchase price equal to 85% of the market value.

Entergy currently reissues treasury shares to meet the requirements of the Directors' Plan, the Equity Ownership and Awards Plans, and other stock benefit plans. These plans grant stock, stock options, equity awards, and incentive awards to certain "key" employees only.

The vast majority of Entergy "rank and file" employees are not eligible for participation in any of the aforementioned plans. As such, the majority of company employees are not company "owners", and may not have the same interests as those of shareholders.

The ESIP closely ties the interests of participating employees to those of Entergy shareholders and provides incentives to employees through the use of equity means.

Proposal:

It is requested that Entergy Corporation common stock shareholders approve resumption of the ESIP.

The ESIP shall provide that all eligible full-time employees of Entergy may voluntarily purchase Common Stock on a quarterly basis. The stock price would be determined by using the lower of 85% of the average of the high and low sales price for such shares on either the first business day of the prior quarter, or the last business day of the prior quarter on which the shares are traded on the NYSE. The Entergy Board of Directors may authorize purchases at levels below 85% of the aforementioned price level without prior shareowner approval.

Employee voluntary contributions may be made in one or more of the following ways:

1. A percentage of pay, up to 20 percent, through payroll deductions;

2. A flat dollar amount through payroll deductions (minimum $10 per pay);

3. A lump sum contribution.

In each purchase period, the total payments to purchase shares cannot exceed 20% of the employee's base pay at the beginning of such period. The fair market value of all shares purchased during any calendar year shall not exceed $25,000. In addition, purchases may not be made if the transaction would cause the employee to own 5.0% or more of the total combined voting power or value of all ETR common stock shares.

Employees may sell any or all of their shares acquired at a price based on the weighted average of all shares sold by the Plan Administrator during a given selling period, adjusted to exclude brokerage commissions.

The Board of Directors shall not have the right, without shareholder approval, to suspend, terminate, or modify the ESIP, except as herein permitted.

The proceeds received by Entergy from ESIP purchases shall be used for general corporate purposes, or for the purchase of shares on the open market on behalf of a participant.

Entergy

Entergy Corporation
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4212
Fax 504 576 4150

Christopher T. Screen
Assistant Secretary
cscreen@entergy.com

December 19, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Entergy Corporation Exclusion From Proxy Materials of Shareholder Proposal Submitted by Dennis Pennino

Ladies and Gentlemen:

On behalf of Entergy Corporation (the "Company"), I am enclosing a proposal ("Proposal") submitted by a stockholder for inclusion in the Company's proxy materials for its 2003 annual meeting of stockholders. The Company intends to omit the Proposal from its proxy materials and requests that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Annual Meeting proxy statement for reasons set forth below. The Company believes that the proposal may be excluded from its proxy materials under Rule 14a-8(i) (7), as relating to the Company's ordinary business operations.

The proposal, submitted by Dennis Pennino, requests that the Company's shareholders approve the creation by the Company of an "Employee Stock Investment Plan." Between 1994 and 1999, the Company had a stock-based benefit plan for the general workforce also entitled "Employee Stock Investment Plan." The proponent apparently recommends the resumption of this type of plan. The proposal enumerates in some detail the specific provisions to be contained in the plan:

"Proposal:

It is requested that Entergy Corporation common stock shareholders approve resumption of the ESIP.

The ESIP shall provide that all eligible full-time employees of Entergy may voluntarily purchase Common Stock on a quarterly basis. The stock price would be determined by using the lower of 85% of the average of the high and low sales price for such shares on either the first business day of the prior quarter, or the last business day of the prior quarter on which the

shares are traded on the NYSE. The Entergy Board of Directors may authorize purchases at levels below 85% of the aforementioned price level without prior shareowner approval.

Employee voluntary contributions may be made in one or more of the following ways:

1. A percentage of pay, up to 20 percent, through payroll deductions;

2. A flat dollar amount through payroll deductions (minimum $10 per pay);

3. A lump sum contribution.

In each purchase period, the total payments to purchase shares cannot exceed 20% of the employee's base pay at the beginning of such period. The fair market value of all shares purchased during any calendar year shall not exceed $25,000. In addition, purchases may not be made if the transaction would cause the employee to own 5.0% or more of the total combined voting power or value of all ETR common stock shares.

Employees may sell any or all of their shares acquired at a price based on the weighted average of all shares sold by the Plan Administration during a given selling period, adjusted to exclude brokerage commissions.

The Board of Directors shall not have the right, without shareholder approval, to suspend, terminate, or modify the ESIP, except as herein permitted.

The proceeds received by Entergy from ESIP purchases shall be used for general corporate purposes, or for the purchase of shares on the open market on behalf of a participant."

As previously indicated, the Board of Directors of the Company initiated a very similar benefit plan, also called the Employee Stock Investment Plan, in 1994. The Company's Employee Stock Investment Plan allowed full time employees of the Company the opportunity to annually purchase at a discount a certain volume of common stock of the Company. After due consideration of the benefits and drawbacks of this plan, the Company's Board of Directors decided to discontinue the plan after the 1999 plan year.

The Company believes that decisions relating to the establishment of compensation and benefit plans applicable to the Company's general workforce fall squarely within the scope of the Company's ordinary business operations. The Staff has

expressed the same view on numerous occasions. In The Walt Disney Company (October 26, 1999), the Staff ruled that the creation of an employee stock ownership plan for all employees was excludable under Rule 14a-8(i) (7). Similarly, in The Boeing Company (December 2, 1992), the Staff agreed that a proposal calling for the adoption of an employee stock ownership plan for all of the registrant's employees was properly excludable under Rule 14a-8(c)(7) [the predecessor to the current Rule 14a-8(i) (7)] as dealing with a matter relating to the conduct of the ordinary business operations of the registrant (i.e., general compensation issues). To the same effect is CSX Transportation (February 13, 1992), also concerning a proposal to establish an employee stock ownership plan, and GTE Corporation (January 15, 1997), involving proposal that the registrant offer an employee stock purchase plan on a yearly basis to the maximum extent allowable.

All of these decisions are consistent with the underlying principle reflected in Release No. 34-40018 (May 21, 1998), pursuant to which Rule 14a-8 was amended to its present form. In that release, the Staff noted that the purpose of the "ordinary business" exemption is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." This is particularly the case, in the Company's judgment, with respect to matters such as the implementation of a stock-based plan for the general employee population, which plan has complex tax, benefit and compensation implications that shareholders, as a group, are not best equipped to evaluate on an informed basis.

The Company recognizes the July 12, 2002 Staff Legal Bulletin concerning a change in policy regarding proposals that relate to shareholder approval of equity compensation plans. The Company believes that the July 12 Staff Legal Bulletin is not applicable to the Proposal because: 1) the proposed plan is open to the general employee population and is not limited to senior executive officers of the Company and 2) the proposal does not relate to the "significant social policy issue" of whether shareholders should be granted an opportunity to approve certain types of equity compensation plans, rather it seeks simply to establish a specific, detailed compensation plan for the general workforce. Such a proposal is not encompassed in the July 12 Staff Legal Bulletin.

Based upon the foregoing, the Company respectfully requests the advice of the Staff that it will not recommend enforcement action if the Company omits the proposal from the proxy materials for its 2003 annual meeting.

As required by Rule 14a-8(j), I am enclosing six copies of this letter, a copy of which is being forwarded concurrently to the proponent.

If you have any questions regarding this mater or as soon as a staff response is available, would you kindly call the undersigned at (504) 576-4212.

Sincerely,

Christopher T. Screen

CTS/slc
Enclosure

Entergy

Entergy Corporation
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4212
Fax 504 576 4150

Christopher T. Screen
Assistant Secretary
cscreen@entergy.com

January 13, 2003

RECEIVED
2003 JAN 14 PM 2:50
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Entergy Corporation Exclusion From Proxy Materials of Shareholder Proposal Submitted By Dennis Pennino

Ladies and Gentlemen:

As noted in Entergy Corporation's request for a No Action Letter dated December 19, 2002, Mr. Pennino's proposal requests that Entergy's stockholders approve a resumption of the Company's Employee Stock Investment Plan, an employee benefit plan instituted by Entergy's Board of Directors in 1994 that allowed full-time employees of the Company an opportunity to annually purchase at a discount a certain volume of common stock of the Company. After careful consideration, Entergy's Board of Directors discontinued this plan after the 1999 plan year. Mr. Pennino's proposal seeks to re-establish such a plan. Entergy requested permission from the Staff to exclude Mr. Pennino's proposal as "ordinary business" under Rule 14a-8(i)(7).

Entergy received on January 8, 2003 Mr. Pennino's response letter (dated January 2, 2003, attached, together with the previous correspondence concerning this matter) to Entergy's letter dated December 19, 2002. Mr. Pennino appears to argue that because the benefit plan involved in his proposal needs shareholder approval in order to allow employees to receive certain tax benefits, the "ordinary business" exemption does not apply. Proponent cites a "shareholder proposal" in Keyspan Corporation's "recent annual proxy statement." In fact, the Keyspan proposal was a management proposal requesting shareholder approval at its April 1999 Annual Meeting of an Employee Discount Stock Plan adopted by the Keyspan Board of Directors eleven months earlier in May, 1998. (This plan was subsequently amended by the Board of Directors and a second management proposal appeared in the 2001 Keyspan Proxy Statement.) Although Mr. Pennino apparently argues that this proposal should be exempt from the "ordinary business" exclusion because employees may receive certain tax benefits if the proposed

plan is approved by the shareholders, Entergy fails to understand this argument.

As Entergy stated in its December 19, 2002 letter, "with respect to matters such as the implementation of a stock-based plan for the general employee population, which plan has complex tax, benefit and compensation implications … shareholders, as a group, are not best equipped to evaluate [them] on an informed basis."

On the basis of the arguments and No Action Letters cited in its December 19, 2002 letter, Entergy again requests the advice of the Staff that it will not recommend enforcement action if the Company omits the subject proposal from the proxy materials for its 2003 annual meeting.

Sincerely,

Chris Screen

CTS/slc

cc: Mr. Dennis P. Pennino

I:\cadshare\Stockholder Proposal\Response to Pennino's letter.doc

January 2, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: **<u>Entergy Corporation Exclusion From 2003 Proxy Materials of Shareholder Proposal Submitted By Dennis Pennino</u>**

References:

(1) Stockholder Proposal for Entergy Corporation 2003 Annual Meeting: Resumption of Employee Stock Investment Plan (ESIP), dated October 23, 2002

(2) Entergy Corporation letter to the SEC, dated December 19, 2002

Gentlemen:

In accordance with 17CFR240.14a-8(k), the following is my statement to the Commission in response to Entergy Corporation's decision to exclude my stockholder proposal (Ref. (1)) from the 2003 Entergy annual meeting proxy statement. Entergy's request for exclusion to the SEC is contained in Ref. (2). Both references are attached to this letter.

As stated in my Ref. (1) proposal, companies offer Employee Stock Purchase Plans to employees to allow them the opportunity to share in the success of the firm. A stock purchase plan enables employees to purchase their company's common stock at a discount from the market price.

I disagree with Entergy's exclusion argument in Ref. (2) in which Entergy invokes Rule 14a-8(i)(7): "*....decisions relating to the establishment of compensation and benefit plans applicable to the Company's work force fall squarely within the scope of the Company's ordinary business operations*". While this reasoning is generally true, it does <u>not</u> apply to the Ref. (1) stockholder proposal for the following reason. The intent of the proposed Employee Stock Investment Plan is for an employee benefit plan that meets the requirements of Section 423 of the Internal Revenue Tax Code of 1986, as amended, i.e., a "Qualified Employee Stock Purchase Plan" (under Title 26, Subtitle A, Chapter 1, Subchapter D, Part II, Sec. 423).

A qualified 423 employee stock purchase plan allows employees under U.S. tax law to purchase stock at a discount from fair market value without any taxes owed on the discount at the time of purchase. A holding period is required for the purchased stock in order to receive favorable long-term capital gains tax treatment when the shares are sold. A non-qualified employee stock purchase plan usually works like and is structured like a qualified 423 plan, but does not have preferred tax treatment for employees.

The intent of the Ref. (1) shareholder proposal is for a Section 423 qualified plan to be established. *In accordance with IRS Section 423, a qualified purchase plan must be approved by the stockholders of the granting corporation within 12 months before or after the date such plan is adopted by the board of*

directors [(423(b)(2)]. A non-Section 423 Employee Stock Purchase Plan (which is not the subject of the proposal) would be a simple payroll deduction plan that allows employees to purchase company stock, sometimes at a discount. For a non-Section 423 plan, there is no special tax treatment of any proceeds, the plan is not necessarily available to all employees, and the plan does not need shareholder approval. A non-Section 423 plan would fall under "normal business operations" and not need be included in the annual proxy statement for shareholder approval.

Please note that a recent annual proxy statement of the KeySpan Corporation (NYSE: KSE) included a similar *Employee Discount Stock Purchase Plan* as a shareholder proposal. The KeySpan Board of Directors unanimously recommended a vote FOR that proposal. Other examples where annual proxies include similar employee stock purchase proposals abound, so it is clear that establishment of such plans is beyond "ordinary business operations". Entergy's arguments that "....it is impracticable for shareholders to decide how to solve such problems an annual shareholders meeting.....", and "....shareholders, as a group, are not best equipped to evaluate on an informed basis...." are non-relevant considering the requirements of IRS Section 423.

This letter respectfully requests that the SEC Staff disapprove Entergy's request for exclusion of the Ref. (1) shareholder proposal from their 2003 proxy on the basis that establishment of a stock purchase plan is beyond "ordinary business" because under IRS Section 423 shareholder approval is required for such a plan to be established. If necessary for clarification purposes, the title of my proposal can be changed to: *Resumption of Entergy Employee Stock Investment Plan (ESIP) Under IRS Section 423.*

Enclosed are six (6) paper copies of this request in accordance with Reg. §240.14a-8(k). A copy is also forwarded concurrently to Entergy. The Ref. (1) proposal was originally submitted to Entergy at its corporate offices before Entergy's November 27, 2002 deadline for inclusion in the 2003 proxy statement.

Thank you in advance for consideration of my request. I look forward to a favorable decision by the SEC.

Sincerely,

Dennis P. Pennino
25 Rockledge Avenue, Unit 712E
White Plains, NY 10601 U.S.A.
(914) 681-0949

DPP

Attachments

xc: Christopher T. Screen – Entergy Corporation w/attach.

Entergy

Entergy Corporation
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4212
Fax 504 576 4150

Christopher T. Screen
Assistant Secretary
cscreen@entergy.com

December 19, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Entergy Corporation Exclusion From Proxy Materials of Shareholder Proposal Submitted by Dennis Pennino

Ladies and Gentlemen:

On behalf of Entergy Corporation (the "Company"), I am enclosing a proposal ("Proposal") submitted by a stockholder for inclusion in the Company's proxy materials for its 2003 annual meeting of stockholders. The Company intends to omit the Proposal from its proxy materials and requests that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Annual Meeting proxy statement for reasons set forth below. The Company believes that the proposal may be excluded from its proxy materials under Rule 14a-8(i) (7), as relating to the Company's ordinary business operations.

The proposal, submitted by Dennis Pennino, requests that the Company's shareholders approve the creation by the Company of an "Employee Stock Investment Plan." Between 1994 and 1999, the Company had a stock-based benefit plan for the general workforce also entitled "Employee Stock Investment Plan." The proponent apparently recommends the resumption of this type of plan. The proposal enumerates in some detail the specific provisions to be contained in the plan:

"Proposal:

It is requested that Entergy Corporation common stock shareholders approve resumption of the ESIP.

The ESIP shall provide that all eligible full-time employees of Entergy may voluntarily purchase Common Stock on a quarterly basis. The stock price would be determined by using the lower of 85% of the average of the high and low sales price for such shares on either the first business day of the prior quarter, or the last business day of the prior quarter on which the

> shares are traded on the NYSE. The Entergy Board of Directors may authorize purchases at levels below 85% of the aforementioned price level without prior shareowner approval.
>
> Employee voluntary contributions may be made in one or more of the following ways:
>
> 1. A percentage of pay, up to 20 percent, through payroll deductions;
>
> 2. A flat dollar amount through payroll deductions (minimum $10 per pay);
>
> 3. A lump sum contribution.
>
> In each purchase period, the total payments to purchase shares cannot exceed 20% of the employee's base pay at the beginning of such period. The fair market value of all shares purchased during any calendar year shall not exceed $25,000. In addition, purchases may not be made if the transaction would cause the employee to own 5.0% or more of the total combined voting power or value of all ETR common stock shares.
>
> Employees may sell any or all of their shares acquired at a price based on the weighted average of all shares sold by the Plan Administration during a given selling period, adjusted to exclude brokerage commissions.
>
> The Board of Directors shall not have the right, without shareholder approval, to suspend, terminate, or modify the ESIP, except as herein permitted.
>
> The proceeds received by Entergy from ESIP purchases shall be used for general corporate purposes, or for the purchase of shares on the open market on behalf of a participant."

As previously indicated, the Board of Directors of the Company initiated a very similar benefit plan, also called the Employee Stock Investment Plan, in 1994. The Company's Employee Stock Investment Plan allowed full time employees of the Company the opportunity to annually purchase at a discount a certain volume of common stock of the Company. After due consideration of the benefits and drawbacks of this plan, the Company's Board of Directors decided to discontinue the plan after the 1999 plan year.

The Company believes that decisions relating to the establishment of compensation and benefit plans applicable to the Company's general workforce fall squarely within the scope of the Company's ordinary business operations. The Staff has

expressed the same view on numerous occasions. In The Walt Disney Company (October 26, 1999), the Staff ruled that the creation of an employee stock ownership plan for all employees was excludable under Rule 14a-8(i) (7). Similarly, in The Boeing Company (December 2, 1992), the Staff agreed that a proposal calling for the adoption of an employee stock ownership plan for all of the registrant's employees was properly excludable under Rule 14a-8(c)(7) [the predecessor to the current Rule 14a-8(i) (7)] as dealing with a matter relating to the conduct of the ordinary business operations of the registrant (i.e., general compensation issues). To the same effect is CSX Transportation (February 13, 1992), also concerning a proposal to establish an employee stock ownership plan, and GTE Corporation (January 15, 1997), involving proposal that the registrant offer an employee stock purchase plan on a yearly basis to the maximum extent allowable.

All of these decisions are consistent with the underlying principle reflected in Release No. 34-40018 (May 21, 1998), pursuant to which Rule 14a-8 was amended to its present form. In that release, the Staff noted that the purpose of the "ordinary business" exemption is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." This is particularly the case, in the Company's judgment, with respect to matters such as the implementation of a stock-based plan for the general employee population, which plan has complex tax, benefit and compensation implications that shareholders, as a group, are not best equipped to evaluate on an informed basis.

The Company recognizes the July 12, 2002 Staff Legal Bulletin concerning a change in policy regarding proposals that relate to shareholder approval of equity compensation plans. The Company believes that the July 12 Staff Legal Bulletin is not applicable to the Proposal because: 1) the proposed plan is open to the general employee population and is not limited to senior executive officers of the Company and 2) the proposal does not relate to the "significant social policy issue" of whether shareholders should be granted an opportunity to approve certain types of equity compensation plans, rather it seeks simply to establish a specific, detailed compensation plan for the general workforce. Such a proposal is not encompassed in the July 12 Staff Legal Bulletin.

Based upon the foregoing, the Company respectfully requests the advice of the Staff that it will not recommend enforcement action if the Company omits the proposal from the proxy materials for its 2003 annual meeting.

As required by Rule 14a-8(j), I am enclosing six copies of this letter, a copy of which is being forwarded concurrently to the proponent.

If you have any questions regarding this mater or as soon as a staff response is available, would you kindly call the undersigned at (504) 576-4212.

Sincerely,

Christopher T. Screen

CTS/slc
Enclosure

October 23, 2002

Entergy Corporation
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161

Subject: **STOCKHOLDER PROPOSAL FOR ENTERGY CORPORATION 2003 ANNUAL MEETING: RESUMPTION OF EMPLOYEE STOCK INVESTMENT PLAN (ESIP)**

Gentlemen:

In accordance with 17CFR240.14a-8, attached is my stockholder proposal for inclusion in the 2003 Entergy annual meeting proxy statement.

I currently own 137.823 shares of ETR common stock in my Entergy sponsored 401(k) retirement plan account, which is administered by T. Rowe Price. At an intra-day trading price of $41.31 on October 23, 2002, my current ETR holdings total $5,693.47. I initially acquired my shares of ETR during the 2000 calendar year and they have been held in this account continuously since. I acquire additional shares through dividend reinvestment and through future purchases. I intend to hold all currently owned shares at least through the 2003 Entergy Annual Meeting of Stockholders.

The attached proposal consists of less than 500 words total. All requirements of 17CFR240.14a-8 have been satisfied. I plan on attending the 2003 annual meeting to present this proposal.

If you have any questions, I may be reached at (914) 272-3526 during normal business hours.

Sincerely,

D. P. Pennino

Dennis P. Pennino
25 Rockledge Avenue, Unit 712E
White Plains, NY 10601 U.S.A.
(914) 681-0949

STOCKHOLDER PROPOSAL FOR ENTERGY CORPORATION 2003 ANNUAL MEETING

PROPOSAL X. RESUMPTION OF EMPLOYEE STOCK INVESTMENT PLAN (ESIP)

Background:

The Employee Stock Investment Plan (ESIP) was last authorized through the 1999 plan year and has not been renewed since. The ESIP was designed to encourage ownership of ETR common stock by eligible employees by providing an opportunity for convenient and systematic employee stock acquisitions.

Employees could choose each year to have up to 10% of their regular annual salary withheld to purchase Entergy's common stock at a purchase price equal to 85% of the market value.

Entergy currently reissues treasury shares to meet the requirements of the Directors' Plan, the Equity Ownership and Awards Plans, and other stock benefit plans. These plans grant stock, stock options, equity awards, and incentive awards to certain "key" employees only.

The vast majority of Entergy "rank and file" employees are not eligible for participation in any of the aforementioned plans. As such, the majority of company employees are not company "owners", and may not have the same interests as those of shareholders.

The ESIP closely ties the interests of participating employees to those of Entergy shareholders and provides incentives to employees through the use of equity means.

Proposal:

It is requested that Entergy Corporation common stock shareholders approve resumption of the ESIP.

The ESIP shall provide that all eligible full-time employees of Entergy may voluntarily purchase Common Stock on a quarterly basis. The stock price would be determined by using the lower of 85% of the average of the high and low sales price for such shares on either the first business day of the prior quarter, or the last business day of the prior quarter on which the shares are traded on the NYSE. The Entergy Board of Directors may authorize purchases at levels below 85% of the aforementioned price level without prior shareowner approval.

Employee voluntary contributions may be made in one or more of the following ways:

1. A percentage of pay, up to 20 percent, through payroll deductions;

2. A flat dollar amount through payroll deductions (minimum $10 per pay);

STOCKHOLDER PROPOSAL FOR ENTERGY CORPORATION 2003 ANNUAL MEETING

3. A lump sum contribution.

In each purchase period, the total payments to purchase shares cannot exceed 20% of the employee's base pay at the beginning of such period. The fair market value of all shares purchased during any calendar year shall not exceed $25,000. In addition, purchases may not be made if the transaction would cause the employee to own 5.0% or more of the total combined voting power or value of all ETR common stock shares.

Employees may sell any or all of their shares acquired at a price based on the weighted average of all shares sold by the Plan Administrator during a given selling period, adjusted to exclude brokerage commissions.

The Board of Directors shall not have the right, without shareholder approval, to suspend, terminate, or modify the ESIP, except as herein permitted.

The proceeds received by Entergy from ESIP purchases shall be used for general corporate purposes, or for the purchase of shares on the open market on behalf of a participant.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Entergy Corporation
Incoming letter dated December 19, 2002

The proposal requests that Entergy common stock shareholders approve resumption of the Employee Stock Investment Plan.

There appears to be some basis for your view that Entergy may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., general employee compensation matters). Accordingly, the Division will not recommend enforcement action to the Commission if Entergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jennifer Bowes
Attorney-Advisor